Enlivex Therapeutics Ltd.

14 Einstein Street

Ness Ziona

Israel 7403618

May 8, 2025

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tyler Howes

RE:	Enlivex Therapeutics Ltd. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed May 2, 2025
File No. 333-286956

Dear Mr. Howes:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 12, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Enlivex Therapeutics Ltd.

By:	/s/ Shai Novik
Name: Shai Novik
Title: Chairman of the Board of Directors